August 2015
Pricing Sheet dated August 31, 2015 relating to
Preliminary Pricing Supplement No. 462 dated August 5, 2015
Registration Statement No. 333-200365
Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Trigger PLUS Based on a Basket Consisting of Three Stocks due September 6, 2018

Trigger Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS – AUGUST 31, 2015
Issuer:	Morgan Stanley
Maturity date:	September 6, 2018
Original issue price:	$10 per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Pricing date:	August 31, 2015
Original issue date:	September 3, 2015 (3 business days after the pricing date)
Aggregate principal amount:	$3,804,750
Interest:	None
Basket:	Basket stock	Bloomberg ticker symbol	Percentage of initial basket value	Initial share price	Multiplier
	JPMorgan Chase & Co. (the “JPM Stock”)	JPM	33.33%	$64.10	0.519968799
	Citigroup Inc. (the “C Stock”)	C	33.33%	$53.48	0.623223635
	Bank of America Corporation (the “BAC Stock”)	BAC	33.33%	$16.34	2.039779682
The JPM Stock, the C Stock and the BAC Stock are referred to together as the “basket stocks.”
Payment at maturity (per Trigger PLUS):	If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment, subject to the maximum payment at maturity.
If the final basket value is less than or equal to the initial basket value but is greater than or equal to the trigger level: $10

If the final basket value is less than the trigger level: $10 × the basket performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 15%, and possibly all, of your investment.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	200%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Maximum payment at maturity:	$14.10 per Trigger PLUS
Trigger level:	85, which is 85% of the initial basket value
Initial basket value:	100, which is equal to the sum of the products of the initial share prices of each of the basket stocks, as set forth under “Basket—Initial share price” above, and the applicable multiplier for each of the basket stocks, each of which was determined on the pricing date.
Final basket value:	The sum of the products of (i) the final share price of each basket stock and (ii) the multiplier for such basket stock on the determination date, as determined by the calculation agent.
Final share price:	For each basket stock, the closing price for such basket stock on the determination date.
Valuation date:	August 31, 2018, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Multiplier:	The initial multiplier for each basket stock will be set on the pricing date, based on such basket stock’s respective closing price on such date, so that each basket stock will be reflected in the predetermined initial basket value of 100 in accordance with its equal percentage weighting within the basket. The multipliers for each basket stock will remain constant for the term of the Trigger PLUS, subject to adjustment for certain corporate and other events relating to the issuer of that basket stock and for adjustments relating to the basket. See “Basket-Multiplier” above.
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61765G820 / US61765G8208
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Description of Trigger PLUS-Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$9.573 per Trigger PLUS. See “Description of Trigger PLUS-Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per Trigger PLUS	$10	$0.25(1)	$9.70
$0.05(2)
Total	$3,804,750	$114,142.50	$3,690,607.50

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.25 for each Trigger PLUS they sell. For additional information, see “Description of Trigger PLUS-Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Trigger PLUS.

(3)	See “Description of Trigger PLUS-Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 462 dated August 5, 2015

Product Supplement for PLUS dated November 19, 2014	Index Supplement dated November 19, 2014	Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.